Exhibit 8.2

[Letterhead of S.R. Srodsress, PC]

December 9, 2020

Boards of Directors

William Penn, MHC

William Penn Bancorp, Inc.

William Penn Bancorporation

William Penn Bank

10 Canal Street, Suite 104

Bristol, PA 19007

Board Members:

You have requested our opinion regarding certain Pennsylvania tax consequences to William Penn, MHC, a Pennsylvania chartered mutual holding company (the “Mutual Holding Company”), William Penn Bancorp, Inc., a Pennsylvania chartered bank holding company (the “Mid-Tier Holding Company”), William Penn Bank, a Pennsylvania chartered stock savings bank (the “Bank”), and William Penn Bancorporation, a newly formed Maryland corporation (the “Holding Company”), as a result of the transactions that will occur pursuant to the Plan of Conversion and Reorganization of William Penn, MHC, William Penn Bancorp, Inc., and William Penn Bank adopted on September 16, 2020 and amended and restated on October 6, 2020 (the “Plan”). Capitalized terms used but not identified herein will have the same meaning as set forth in the Plan.

BACKROUND

Our Pennsylvania tax opinion is in addition to the Federal Tax Opinion of Kilpatrick Townsend & Stockton, LLP, dated December 9, 2020 (“Federal Opinion”), which we have reviewed. The proposed transactions and the facts, assumptions, and representations outlined and set forth in the Federal Opinion are also used herein.

Our opinion is based upon: (1) the facts and circumstances of the Plan, including the representations of the parties involved, as described in the Federal Opinion; (2) current provisions of Pennsylvania law; (3) the Federal Opinion; (4) the understanding that only the specific issues and tax consequences opined upon herein are covered by this tax opinion, and no other federal, state, or local taxes of any kind were considered; (5) your understanding that this opinion is not binding on the state revenue authorities or the courts and should not be considered a representation, warranty, or guarantee that the state revenue authorities or the courts will concur with our opinion; and (6) the assumption that the Plan will not result in the recognition of gain, income, or loss on the books of any of the parties involved, under generally accepted accounting principles.

STATEMENT OF FACTS

At the present time, the Mutual Holding Company owns approximately 82.7 percent of the outstanding common stock of the Mid-Tier Holding Company, and the remaining common stock is owned by the Minority Shareholders. The Mid-Tier Holding Company owns 100 percent of the outstanding common stock of the Bank. The only outstanding equity securities of the Mid-Tier Holding Company and the Bank are shares of common stock. The Mutual Holding Company is a mutual form of organization without authority to issue capital stock, with its depositors and certain borrowers being entitled to voting rights and with its depositors entitled to liquidation proceeds, after payment of the creditors, upon the complete liquidation of the Mutual Holding Company.

The Boards of Directors of the Mutual Holding Company, the Mid-Tier Holding Company, the Bank, and the Holding Company have adopted the Plan to provide for the conversion from the mutual holding company form of organization to the stock-holding company form of organization. A new Maryland stock corporation, the Holding Company, was incorporated on July 31, 2020, as part of the Plan and will succeed to all the rights and obligations of the Mutual Holding Company and the Mid-Tier Holding Company and will issue Holding Company Common Stock in the conversion.

The Plan contemplates that each of the integrated transactions described below will be undertaken pursuant to the Plan:

(1)	The Mid-Tier Holding Company will establish the Holding Company as a first-tier Maryland-chartered stock holding company subsidiary.

(2)	The Mutual Holding Company will merge with and into the Mid-Tier Holding Company (the “MHC Merger”) pursuant to the Agreement and Plan of Merger attached to the Plan as Annex A. In the MHC Merger, and pursuant to the Agreement and Plan of Merger, the depositor members of the Bank will automatically, without any further action on the part of the holders thereof, constructively receive liquidation interests in the Mid-Tier Holding Company in exchange for their ownership rights/liquidation interests in the Bank, and all outstanding capital stock of the Mid-Tier Holding Company held by the Mutual Holding Company will be cancelled.

(3)	Immediately after the MHC Merger, the Mid-Tier Holding Company will merge with and into the Holding Company (the “Mid-Tier Merger”) with the Holding Company as the resulting entity pursuant to the Agreement and Plan of Merger attached to the Plan as Annex B. As part of the Mid-Tier Merger, the liquidation interests in the Mid-Tier Holding Company constructively received by the depositors of the Bank immediately prior to Conversion will automatically, without further action on the part of the holders thereof, be exchanged for an interest in the Liquidation Account (and indirectly for an interest in the Bank Liquidation Account), the shares of Mid-Tier Holding Company Common Stock held by Minority Stockholders will be converted into and become the right to receive Holding Company Common Stock based on the Exchange Ratio and cash in lieu of any fractional shares of stock issued in the exchange and all of the outstanding capital stock of the Holding Company will be cancelled.

(4)	Immediately after the Mid-Tier Merger, the Holding Company will offer for sale and sell a number of shares of Holding Company Common Stock in the Offering that will represent ownership by the purchasers thereof of approximately 82.7 percent of its Common Stock after completion of the Offering, with the remainder of the shares of Holding Company Common Stock being owned by the Minority Stockholders.

(5)	The Holding Company will contribute at least 50 percent of the net proceeds of the Offering to the Bank in exchange for common stock of the Bank.

Following the Conversion, 100 percent of the Holding Company will be owned by the purchasers of the shares in the Offering and the Minority Shareholders, and Eligible Account Holders and Supplemental Eligible Account Holders will possess interest in the Liquidation Account and indirectly in the Bank Liquidation Account.

The Liquidation Account will be maintained by the Holding Company for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their deposit accounts with the Bank. Pursuant to the Plan, the initial balance of the Liquidation Account will be equal to the product of (a) the percentage of the outstanding shares of the common stock of the Mid-Tier Holding Company owned by the Mutual Holding Company multiplied by (b) the Mid-Tier Holding Company’s total stockholders’ equity as reflected in the latest statement of financial condition contained in the final offering Prospectus utilized in the Conversion. All outstanding equity securities of the Holding Company will at all times be subject to the superior rights in the Liquidation Account of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their deposits at the Bank.

The Holding Company will own all the Common Stock of the Bank subject to the superior liquidation right in the Bank Liquidation Account of the Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their deposit accounts with the Bank. The terms of the Liquidation Account and Bank Liquidation Account, which support the payment of the Liquidation Account in the event the Holding Company lacks sufficient net assets, are described in the Plan.

STATE INCOME TAX LAW

PENNSYLVANIA MUTUAL THRIFT INSTITUTIONS TAX (MTIT)

Pennsylvania imposes the Pennsylvania MTIT on an institution at the rate of 11.5 percent of its taxable net income [72 P.S. §8502(a)]. An institution is defined as every “savings bank without capital stock, building and loan associations, savings and loan associations, and savings institutions having capital stock” [72 P.S. §8501]. Net income for MTIT purposes is determined in accordance with generally accepted accounting principles, with certain exceptions and modifications that are generally not pertinent to this analysis [72 P.S. §8502(c)]. However, net income shall be determined on a separate company unconsolidated basis, using cost in lieu of equity accounting for investments in a subsidiary [72 P.S. §8502(c)(1)]. Institutions that are subject to the MTIT are exempt from all other corporate taxes imposed by the Commonwealth of Pennsylvania [72 P.S. §8502(e)].

PENNSYLVANIA CORPORATE NET INCOME (CNI) TAX

The Pennsylvania CNI tax is imposed on domestic and foreign corporations and business trusts for the privilege of doing business, carrying on activities, or having capital employed or used or owning property in Pennsylvania at a rate of 9.99 percent of taxable income [72 P.S. §7402]. As stated above, entities subject to the MTIT are exempt from the CNI tax.

To the extent that the Holding Company has nexus with Pennsylvania, it will be subject to the CNI tax. The Mutual Holding Company and the Mid-Tier Holding Company were subject to the CNI tax while in existence.

Taxable income for CNI purposes, where the entire business of a corporation is transacted within Pennsylvania, is defined as “taxable income for the calendar year or fiscal year as returned to and ascertained by the federal government, or in the case of a corporation participating in the filing of consolidated returns to the federal government, the taxable income which would have been returned to and ascertained by the federal government if separate returns had been made to the federal government, for the current and prior taxable years, subject, however, to a correction thereof, for fraud, evasion, or error as finally ascertained by the federal government” [72 P.S. §7401(3)1(a)].

PENNSYLVANIA PERSONAL INCOME TAX (PIT)

The Pennsylvania PIT is imposed at a rate of 3.07 percent of each class of income deemed to be taxable by Pennsylvania [72 P.S. §7302]. The classes of income includable in taxable income for PIT purposes include compensation; net profits; net gains or income from disposition of property; net gains or income derived from or in the form of rents, royalties, patents and copyrights, dividends, and certain lottery and gambling winnings; and net gains or income derived through estates and trusts [72 P.S. §7303(a)].

Pennsylvania excludes from taxable classes of income “…the exchange of stock or securities in a corporation a party to a reorganization in pursuance of a plan of reorganization, solely for stock or securities in such corporation or in another corporation a party to the reorganization and the transfer of property to a corporation by one or more persons solely in exchange for stock or securities in such corporation if immediately after the exchange such person or persons are in control of the corporation…” [72 P.S. §7303(a)(3)(iv)].

OPINION

It is our opinion that:

A.	The Plan will not result in any additional tax liabilities under the Pennsylvania MTIT. This is provided that there is no additional net income recognized under generally accepted accounting principles as a result of the Conversion and Reorganization.

B.	The Plan will not result in any additional Pennsylvania CNI tax. This is provided that the Conversion and Reorganization does not result in an increase to the federal taxable income of any of the parties to the Plan.

C.	The issuance of nontransferable subscription rights to the recipients will not result in any Pennsylvania PIT. This is provided that there is no ascertainable value assigned to the rights.

D.	The payment of cash to shareholders of Mid-Tier Holding Company in lieu of fractional shares of Holding Company common stock will result in gain or loss to the recipients for both the Pennsylvania CNI tax and PIT to the extent that the cash received differs from the basis allocable to the fractional shares.

E.	Except with respect to cash received in lieu of fractional shares, the shareholders of Mid-Tier Holding Company will not recognize any increase in Pennsylvania PIT upon their exchange of Mid-Tier Holding Company common stock for Holding Company common stock.

F.	There will be no additional Pennsylvania PIT on Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive exchange of their liquidation interests in the Mid-Tier Holding Company for interests in the liquidation account in the Holding Company.

G.	There will be no additional Pennsylvania CNI tax recognized by the Holding Company on the receipt of money in exchange for Holding Company common stock sold in the Offering.

The state income tax opinion expressed above is limited to those taxes specified in this opinion letter and specifically do not include any opinions with respect to any other taxes. In addition, the opinions herein do not include any opinion with respect to tax liabilities attributable to events occurring after the Plan is enacted or to any assets held or acquired by the Holding Company other than stock of the Bank.

Our opinion is based on the facts and circumstances as stated herein, whether directly or by reference to the Federal Opinion. If any of the facts and conditions are not entirely complete or accurate, it is imperative that we are informed immediately, since the inaccuracy or incompleteness could have a material effect on our conclusions. In rendering our opinion, we are relying upon the laws of the Commonwealth of Pennsylvania, which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. We undertake no responsibility to update or supplement our opinion. Our opinion is not binding on the Internal Revenue Service or the Commonwealth of Pennsylvania, nor can any assurance be given that any of the foregoing parties will not take a contrary position or that our opinion will be upheld if challenged by such parties.

USE OF OPINION

This opinion is given solely for the benefit of the parties to the Plan, the depositors of the Bank, and other investors who purchase stock pursuant to the Plan, and may not be relied upon by any other person or entity or referred to in any document without our express written consent.

CONSENT

We hereby consent to the filing of this opinion as an exhibit to each of the following documents: (a) the registration statement on Form S-1 (Form S-1) to be filed by the Holding Company with the Securities and Exchange Commission and (b) the Application for Conversion of a Mutual Holding Company to Stock Form (Form FR MM-AC) to be filed with the Federal Reserve Board. We also consent to the references to our firm in the Prospectus, which is part of the Form S-1 and Form FR MM-AC.

Very truly yours,

/s/ S.R. Snodgrass, PC

S.R. Snodgrass, PC

Cranberry Township, Pennsylvania